 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

(Mark One)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to           .

Commission file number 0-26844

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Radisys Corporation 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADISYS CORPORATION
5435 NE Dawson Creek Drive
Hillsboro, OR 97124

REQUIRED INFORMATION
ITEM 4.

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.

Report of Independent Registered Public Accounting Firm

401(k) Savings Plan Administrative Committee
Radisys Corporation 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Radisys Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2011 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i, schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Kieckhafer Schiffer & Company LLP
Portland, Oregon
June 13, 2012

Report of Independent Registered Public Accounting Firm

401(k) Savings Plan Administrative Committee
Radisys Corporation 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Radisys Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Portland, Oregon
June 17, 2011

Radisys Corporation
401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	December 31,
	2011	2010
Assets
Investments, at fair value:
Registered investment companies	$32,948,880	$35,706,313
Collective trust funds	9,131,138	8,673,390
Radisys Corporation common stock	344,138	386,611
Self-directed brokerage accounts	177,256	150,163
Guaranteed investment contract	341,881	—
Total investments	42,943,293	44,916,477

Notes receivable from participants	746,937	613,966
Employer contribution receivable	42,526	28,856
Cash	6,084,676	—
Total assets	49,817,432	45,559,299

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(207,533)	(309,802)

Net assets available for benefits	$49,609,899	$45,249,497

See accompanying notes to financial statements.

Radisys Corporation
401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010

	December 31,
	2011	2010
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(1,394,358)	$4,752,526
Dividends and interest	715,658	1,083,798
Total investment income (loss)	(678,700)	5,836,324
Interest on notes receivable from participants	43,136	34,750
Contributions
Participants	2,358,648	2,740,414
Employer	763,113	847,032
Rollovers	90,753	105,739
Total contributions	3,212,514	3,693,185
Transfer in from Continuous Computing Corporation 401(k) Plan	6,493,383	—
Total investment income (loss) and additions	9,070,333	9,564,259

Benefit payments	(4,709,581)	(5,670,933)
Administrative expenses	(350)	(300)
Total deductions	(4,709,931)	(5,671,233)

Net increase	4,360,402	3,893,026
Net assets available for benefits:
Beginning of year	45,249,497	41,356,471
End of year	$49,609,899	$45,249,497

See accompanying notes to financial statements.

Radisys Corporation
401(k) Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

1. Description of the Plan

The following brief description of the Radisys Corporation 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established by Radisys Corporation (the “Company”) on January 1, 1989, and amended and restated effective January 1, 2007, under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Effective October 1, 2011, the Plan changed trustees from Mercer Trust Company to Putnam Fiduciary Trust Company (the “Trustee”). Under the terms of a trust agreement between the Company and the Trustee, all investments of the Plan are held in trust by the Trustee. Certain accounting and other administrative services for the Plan are performed by Putnam Investor Services. The Plan is administered by a committee composed of employees of the Company.
On July 8, 2011, the Company acquired Continuous Computing Corporation (“CCPU”). Those employees who began working at the Company as a result of the acquisition became eligible to contribute to the Plan on January 1, 2012. On December 31, 2011, the Continuous Computing Corporation 401(k) Plan (“CCPU 401(k)”) was merged into the Plan. Included in the transfer of assets from the CCPU 401(k) was approximately $6 million in cash which was invested in investment options offered by Putnam Investments (“Putnam”) in January 2012 based on the participant's investment mix in the CCPU 401(k).

Eligibility

All employees of the Company who are age 21 or older and who are not covered under a collective bargaining agreement are eligible to participate in the Plan. Qualifying employees are eligible and may begin to participate in the Plan on the date of employment with the Company.

Contributions

Participants may contribute up to 30% of their pre-tax compensation to the Plan, subject to the maximum allowed by the IRC guidelines. Participants who have attained the age of 50 before the close of the Plan year can make additional pre-tax contributions known as “catch up” contributions, subject to the maximum allowed by the IRC guidelines. Participants may also contribute up to 5% of their after-tax compensation up to an annual maximum of $10,000. Participants may also rollover amounts from other qualified defined contribution plans. The Company will make matching contributions equal to a percentage of the amount of the salary deferral, as defined by the Plan. During 2011 and 2010, the Company made matching contributions equal to 50% of the first 6% deferred into the Plan. Participants direct the investment of their contributions and the Company's matching contribution into various investment options available within the Plan. Participants are automatically deemed to have elected to defer 3% of their eligible compensation after sixty calendar days of employment unless they have elected otherwise prior to this date.

Participant Accounts

Each participant's account is credited with the participant's contribution, the discretionary employer matching contributions and an allocation of Plan earnings or losses. Allocation of earnings is based on the proportion of the participant's account balance to the total of all participants' account balances within each investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct their account balance into a variety of investments offered by the Trustee.

Vesting

Participants are immediately vested in their contributions and earnings (losses) thereon. Vesting in employer contributions is based upon the following schedule:

Less than one year of service	0% vested
1 year of service, but less than 2 years of service	33% vested
2 years of service, but less than 3 years of service	66% vested
3 years of service or more	100% vested

Participants become fully vested in the employer contribution upon death or total and permanent disability.

Forfeitures

If a participant's employment terminates before the employer contribution becomes fully vested, the unvested portion of his or her account is forfeited. Forfeitures may be used when authorized by the Company to reduce the Company's matching contributions. As of December 31, 2011 and 2010, forfeited non-vested accounts available to reduce employer contributions were $13,088 and $22,439, respectively. During 2011 and 2010, forfeitures totaling approximately $22,000 and $9,000, respectively, were used to reduce employer contributions.

Payments of Benefits

The participant's vested benefits, including his or her allocation of Plan earnings, may be paid to the participant upon resignation, discharge, death or disability. The Plan permits a withdrawal of pre-tax contributions (not including investment earnings), rollover contributions, and the vested portion of amounts attributable to the employer matching contribution to the extent approved by the Plan's administrative committee because of a qualified financial hardship. Terminated participants may keep their vested balance in the Plan subject to a minimum $1,000 threshold. Vested balances of $1,000 or less are distributed to the participant as a lump sum distribution. The Trustee distributes all such amounts.

Participant Loans

Participants may borrow from their fund accounts amounts equal to 50% of the total vested value of their account, but not more than $50,000 reduced by the highest outstanding loan balance from the previous 12 months. Loan terms range from one to five years, unless the loan qualifies as a home loan. The term for a home loan is not to exceed 15 years. The loans are secured by the balance in the participant's account and bear interest based upon the prime interest rate at the time the loan is issued, plus 2%. Principal and interest are paid ratably through biweekly payroll deductions. At December 31, 2011, interest rates on loans outstanding ranged from 5.25% to 10.25% and matured through 2023.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Company may elect, at its discretion, to either make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan had not been terminated. In the event of Plan termination, the accounts of all participants would become fully vested. The net assets of the Plan would be distributed among the participants and beneficiaries of the Plan in proportion to their interests after proper allocation of any Plan expenses incurred upon termination.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04 Fair Value Measurements (Topic 820), which requires additional disclosures and clarifies measurements for certain instruments.  The guidance is effective for periods beginning after December 15, 2011.  Management does not expect a material impact on the financial statements from the required adoption of this ASU due to the nature of the Plan's investments.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The plan invests in the Putnam Stable Value Fund which invests in investment contracts through a collective trust. The contract value of the Putnam Stable Value Fund represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The fair value of a fully benefit-responsive investment contract is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The weighted average market yield at the end of the period and the average crediting interest rate for the fund was approximately 0.83% and 3.27%, respectively, at December 31, 2011 and 2.01% and 4.0%, respectively, at December 31, 2010.

Included in the assets transferred from the CCPU 401(k) is the Guaranteed Portfolio Fund (“GPF”) offered by Great West Life and Annuity Insurance Company (“Great West”). The GPF is benefit-responsive for all participant-initiated transactions and thus participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. As part of the merger of the CCPU 401(k) into the Plan, a 12 month put option was triggered and the GFP cannot be liquidated at the Plan level for a year. Accordingly, Great West continues to serve as custodian for this asset until which time it can be liquidated by the Plan. The crediting interest rate at December 31, 2011 was 2.03%.

The self-directed brokerage account allows participants to invest in certain publicly-traded investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for benefits consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Participant Loans

Participant loans are carried at amortized cost plus accrued interest.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate,

market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The Plan invests in collective trust funds which include securities with contractual cash flows which may include asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

3. Fair Value

Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements, establishes a framework for fair value measurements, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:

·	Quoted prices for similar assets or liabilities in active markets;

·	Quoted prices for identical or similar assets or liabilities in inactive markets;

·	Inputs other than quoted prices that are observable for the asset or liability;

·	Inputs that are derived principally from observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Registered Investment Companies (Mutual Funds), Common Stock and Self-Directed Brokerage Accounts: Valued at the closing price reported on the active market on which the individual securities are traded.
Collective Trust Funds: Valued at the fair value of the underlying investments and reported at the net asset value (“NAV”) of units held by the Plan at year end.
Guaranteed Investment Contract: Valued at the fair value based on the discounted cash flow valuation methodology where the interest rate for the portfolio investment contract is reset at least as frequently as annually.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

	Level I	Level II	Level III	Total

Collective trust funds:
Stable Value	$—	$6,311,438	$—	$6,311,438
S&P 500 Index	—	2,819,700	—	2,819,700
Registered investment companies:
Intermediate-term bond	3,952,510	—	—	3,952,510
Large blend	1,278,358	—	—	1,278,358
Large growth	3,261,990	—	—	3,261,990
Large value	1,295,027	—	—	1,295,027
Mid-cap growth	7,275,016	—	—	7,275,016
Small growth	965,919	—	—	965,919
Conservative allocation	1,345,412	—	—	1,345,412
Moderate allocation	4,741,159	—	—	4,741,159
Aggressive allocation	3,769,517	—	—	3,769,517
Foreign large blend	3,456,014	—	—	3,456,014
Technology	1,607,958	—	—	1,607,958
Common stock of sponsor	344,138	—	—	344,138
Self-directed brokerage accounts:
Common stocks	119,956	—	—	119,956
Exchange-traded fund	42,368	—	—	42,368
Money market fund	14,932	—	—	14,932
Guaranteed investment contract	—	341,881	—	341,881
Total investments	$33,470,274	$9,473,019	$—	$42,943,293

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

	Level I	Level II	Level III	Total

Collective trust funds:
Stable Value	$—	$5,722,137	$—	$5,722,137
S&P 500 Index	—	2,951,253	—	2,951,253
Registered investment company:
Intermediate-term bond	3,721,625	—	—	3,721,625
Large blend	1,297,414	—	—	1,297,414
Large growth	3,620,443	—	—	3,620,443
Large value	1,150,504	—	—	1,150,504
Mid-cap growth	8,084,261	—	—	8,084,261
Small growth	948,253	—	—	948,253
Conservative allocation	1,396,235	—	—	1,396,235
Moderate allocation	5,265,246	—	—	5,265,246
Aggressive allocation	4,041,615	—	—	4,041,615
Foreign large blend	4,235,137	—	—	4,235,137
Technology	1,945,580	—	—	1,945,580
Common stock of sponsor	386,611	—	—	386,611
Self-directed brokerage accounts:
Common stocks	143,895	—	—	143,895
Money market fund	6,268	—	—	6,268
Total investments	$36,243,087	$8,673,390	$—	$44,916,477

The following table provides information regarding redemption of investments where the NAV has been used as a practical expedient to measure fair value at December 31, 2011 and 2010:

				Redemption
	Fair Value		Redemption	Notice
	2011	2010	Frequency	Period
Collective trust funds	$9,131,138	$8,673,390	Daily	1 - 2 days

The collective trust funds include investments that are operated by a trust company that manages a pooled group of trust accounts. Collective trust funds combine the assets of various institutional investors to create a larger, well-diversified portfolio. Each investor owns a participating interest that is calculated in units and represents a portion of the holdings of the fund.

4. Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2011 and 2010:

	2011	2010
Registered investment companies:
Artisan Mid Cap Fund	$4,034,149	$4,593,188
Putnam Asset Allocation Growth Portfolio	3,769,517	4,041,615
Growth Fund of America	3,261,990	3,620,443
Neuberger Berman Genesis Trust	3,240,867	3,491,073
PIMCO Total Return Fund	3,952,510	3,721,625
Harbor International Fund	3,456,014	4,235,137
Collective trust funds:
Putnam Stable Value Fund	6,311,438	5,412,335
Putnam S&P 500 Index Fund	2,819,700	2,951,253

During 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2011	2010
Registered investment companies	$(1,213,497)	$4,488,887
Collective trust funds	58,702	389,108
Radisys Corporation common stock	(210,865)	(23,085)
Self-directed brokerage accounts	(28,698)	(102,384)
	$(1,394,358)	$4,752,526

5. Plan Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 10, 2008 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2011.

Assuming it meets certain initial and ongoing requirements, the Plan is generally exempt from federal and state income taxes. However, generally accepted accounting principles (“GAAP”) requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6. Party-in-Interest Transactions

The Plan invests in certain investments offered by Putnam. Putnam is an affiliate of the Trustee, and accordingly, these investments and investment transactions qualify as party-in-interest transactions. The Plan also invests in a guaranteed investment contract offered by Great West. Great West serves as custodian of this asset, and accordingly, this investment and investment transactions qualify as party-in-interest transactions.

The plan offers Radisys Corporation common stock as an investment option for participants. Radisys Corporation is the Plan sponsor as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2011 and 2010:

	2011	2010
Net assets available for benefits per the financial statements	$49,609,899	$45,249,497
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	207,533	—
Deemed distribution of participant loans	—	(101,936)
Net assets available for benefits per Form 5500	$49,817,432	$45,147,561

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2011 and 2010:

	2011	2010
Net increase in net assets per the financial statements	$4,360,402	$3,893,026
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	207,533	—
Net change in deemed distributions of participant loans	101,936	6,646
Net increase in net assets per Form 5500	$4,669,871	$3,899,672

Supplemental Schedule

Radisys Corporation
401(k) Savings Plan
Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2011
Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost(1)	(e) Current Value
	Artisan Mid Cap Fund	Registered investment company		$4,034,149
*	Putnam Asset Allocation Growth Portfolio	Registered investment company		3,769,517
	Growth Fund of America	Registered investment company		3,261,990
	Weitz Partners Value Fund	Registered investment company		1,278,358
	PIMCO Total Return Fund	Registered investment company		3,952,510
	Neuberger Berman Genesis Trust	Registered investment company		3,240,867
*	Putnam Asset Allocation Conservative Portfolio	Registered investment company		1,345,412
*	Putnam Asset Allocation Balanced Portfolio	Registered investment company		1,872,827
*	Putnam Equity Income Fund	Registered investment company		877,389
	Becker Value Equity Fund	Registered investment company		417,638
	Dodge & Cox Balanced Fund	Registered investment company		1,464,635
	Janus Balanced Fund	Registered investment company		1,403,697
	Franklin Templeton Small Cap Fund	Registered investment company		965,919
	Harbor International Fund	Registered investment company		3,456,014
	Allianz RCM Global Technology Fund	Registered investment company		1,607,958
				32,948,880
*	Putnam Stable Value Fund	Collective trust fund		6,311,438
*	Putnam S&P 500 Index Fund	Collective trust fund		2,819,700
				9,131,138
*	Radisys Corporation	Common stock		344,138
*	Great West Life Insurance and Annuity
	Company - Guaranteed Portfolio Fund	Guaranteed investment contract		341,881
	Brokerage Securities	Self-directed brokerage accounts		177,256
*	Participant loans	5.25% - 10.25%, maturing through 2023		746,937
				$43,690,230

* Party-in-interest.

(1) Cost information has been omitted for participant directed assets.

See accompanying report of independent registered public accounting firm.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	RadiSys Corporation 401(k) Savings Plan		Radisys Corporation 401(k) Savings Plan
(Name of Plan)

Dated:	June 13, 2012	By:	/s/ Brian Bronson
Brian Bronson
Plan Trustee

Exhibit Index

Exhibit No.	Description
23.1	Consent of Kieckhafer Schiffer & Company LLP, independent registered public accounting firm.
23.2	Consent of KPMG LLP, independent registered public accounting firm.